UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-14642

ING Groep N.V.
(Translation of registrant's name into English)

Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

The Registrant is furnishing a report on Form 6-K on February 26, 2026 exhibiting a press release issued in relation to the filing of its annual report, as released to shareholders (the "Annual Report").

On February 26, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated February 26, 2026

Exhibit 99.2. 2025 ING Groep N.V. annual report dated February 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

Date: February 26, 2026	/s/ Raymond Vermeulen
Raymond Vermeulen
Head of Media Relations & Issue Management